Philip H. Newman 617.570.1558 pnewman@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 2, 2011

Dalia Osman Blass

Branch Chief, Office of Investment Company Regulation, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Nuveen Investment Funds, Inc. et al. — File No. 812-13894

Dear Ms. Blass:

Nuveen Investment Funds, Inc., Nuveen Fund Advisors, Inc. and U.S. Bank National Association (collectively, the “Applicants”) filed an application with the Securities and Exchange Commission (“SEC”) on April 29, 2011 (the “Application”) for an order pursuant to Section 17(d) of the Investment Company Act of 1940, as amended and Rule 17d-1 thereunder permitting U.S. Bank National Association to provide services as a securities lending agent for Nuveen Investment Funds, Inc. and, in connection therewith, receive compensation based upon a share of the income from securities loans.

Further to the telephone conversation of July 8, 2011 between Thomas J. LaFond of Goodwin Procter LLP and members of the staff of the Division of Investment Management of the SEC, we hereby request, on behalf of the Applicants, that the Application be withdrawn.

If you have any questions regarding the contents of this letter, please do not hesitate to call me at (617) 570-1558 or Thomas J. LaFond at (617) 570-1990. Your attention to this matter is appreciated.

Sincerely,

/s/ Philip H. Newman
Philip H. Newman

cc:	Elizabeth G. Osterman, Esq., Division of Investment Management of the SEC

Nadya B. Roytblat, Esq., Division of Investment Management of the SEC

Thomas J. LaFond, Esq.

Monique M. Boucher, Esq.